Exhibit 99.1

Notice to convene Extraordinary General Meeting

Notice is hereby given that an extraordinary general meeting of Ascendis Pharma A/S (the “Company”) will be held on:

9 September 2022 at 2:00 pm CET

The extraordinary general meeting will be held at:

Mazanti-Andersen Advokatpartnerselskab, Amaliegade 10, DK-1256 Copenhagen K, Denmark

The agenda for the extraordinary general meeting is as follows:

1.	Election of Chairman of the Meeting

2.	Election of new Board Members

3.	Authorisation of the chairman of the meeting

Complete Proposals

Re 1

The Board of Directors proposes that attorney-at-law Lars Lüthjohan is elected as chairman of the general meeting.

Re 2

The Board of Directors proposes that William Carl Fairey Jr and Siham Imani are elected as members of the Board of Directors in Class I, i.e. for a term expiring at the annual general meeting to be held in 2023, so that, if so decided by the shareholders, the board of directors will consists of the following:

Class I, with a term expiring at the annual general meeting to be held in 2023:

Jan Møller Mikkelsen

Lisa Morrison

William Carl Fairey Jr

Siham Imani

Class II, with a term expiring at the annual general meeting to be held in 2024:

Albert Cha

Lars Holtug

Rafaèle Tordjman

William Carl Fairey Jr and Siham Imani have accepted to stand for election in accordance with the above. Information about the current board members and William Carl Fairey Jr and Siham Imani is available on the Company’s website www.ascendispharma.com.

Re 3

The board of directors proposes to authorize the chairman of the meeting (with a right of substitution) on behalf of the Company to apply the Danish Business Authority for registration of the resolution passed and in this connection to make any such amendments and supplements to the application and the resolution, including the Company’s articles of association and these minutes of the general meeting, that may be required as a condition for registration.

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The proposals are adopted by a simple majority of the votes cast.

The Company’s nominal share capital currently amounts to DKK 56,965,058 consisting of 56,965,058 shares of DKK 1 nominal value. At the general meeting, each share amount of DKK 1 nominal value carries one vote.

Information: The following information is available at the Company’s website www.ascendispharma.com as of 12 August 2022.

•	Notice to convene the extraordinary general meeting

•	The aggregate number of shares and voting rights as at the date of the notice to convene the general meeting

•	The documents that will be submitted at the general meeting, including a description of the proposed new member of the Board of Directors.

•	The agenda and the complete proposals for adoption

•	Forms for voting by proxy or by mail

The convening notice will also be forwarded in writing to all shareholders recorded in the register of owners who have requested such notification.

A shareholder’s right to attend general meetings and to vote at general meetings is determined on the basis of the shares that the shareholder owns on the registration date. The registration date is 2 September 2022. The shares which the individual shareholder owns are calculated on the registration date on the basis of the registration of ownership in the Register of Owners as well as notifications concerning ownership which the company has received with a view to update the ownership in the Register of Owners.

In addition, any shareholder who is entitled to attend a general meeting and who wishes to attend must have requested an admission card from the Company as described below.

Language: The meeting will be conducted in English according to section 7 of the Articles of Association.

Shareholders, proxies and any accompanying adviser must have an admission card to attend the general meeting. Admission cards may be ordered on the Company’s website, www.ascendispharma.com or on the website of Computershare A/S, www.computershare.dk.

Admission cards must be ordered no later than 5 September 2022 at 23:59 p.m. (CET).

Proxy: For the general meeting, shareholders may vote by proxy by presenting an instrument of proxy, duly signed and dated. Proxy forms can be downloaded from the website of the Company, www.ascendispharma.com, and must be forwarded to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45 46 09 98. Computershare must receive completed proxy forms no later than 8 September 2022 at 12.00 a.m. (CET).

Proxies may also be granted electronically on the Company’s website, www.ascendispharma.com, or on the website of Computershare A/S, www.computershare.dk, by using a Computershare username and password. Usernames and passwords will be sent to all shareholders by email. Electronic proxies must be granted no later than 8 September at 12.00 a.m. (CET).

Voting by mail: Shareholders may - instead of voting in person at the ordinary general meeting - choose to vote by mail, i.e. voting in writing prior to the general meeting. Any shareholder who chooses to vote by mail shall send the absentee vote to Computershare A/S, Lottenborgsvej 26 D, 1st floor, DK-2800 Kgs. Lyngby, Denmark, by mail or by fax no. + 45 45 46 09 98.

Electronic voting: It is also possible to vote electronically on the website of Computershare A/S, www.computershare.dk, by using Computershare username and password.

In order to stay valid, the absentee vote must be received by Computershare A/S no later than 8 September 2022 at 12.00 a.m. (CET). Absentee voting forms can also be downloaded from the website of the Company, www.ascendispharma.com. Please note that an absentee vote cannot be withdrawn. Please note that letters may be in the mail for several days.

Hellerup, 12 August 2022

On behalf of the Board of Directors

Albert Cha

Chairman